EXHIBIT 99.1


(1) On February 12, 2004, Parker-Hannifin Corporation, an Ohio corporation, completed its previously announced tender offer (the "Offer") to purchase all of the Ordinary Shares, par value $0.01 per share (the "Ordinary Shares"), of Denison International plc, a public limited company organized under the laws of England and Wales (the "Company"), including those Ordinary Shares represented by American Depositary Shares ("ADSs" and, together with the Ordinary Shares, the "Shares"), that were outstanding at any time during the Offer, and all of the issued and outstanding A Ordinary Shares, (pound)8.00 par value per share, of the Company (the "A Ordinary Shares"), at a purchase price of $24.00 per Share or A Ordinary Share, as the case may be, net to the seller in cash without interest. In connection with the consummation of the Offer, the Board of Directors of the Company declared the Offer to be unconditional and, as a result, all unvested options to purchase Ordinary Shares outstanding under The Denison International Stock Option Plan, including those unvested options to purchase Ordinary Shares held by Mr. Smith, became immediately exercisable and vested. On February 12, 2004, Mr. Smith exercised options to purchase an aggregate of 35,000 Ordinary Shares and tendered all such Ordinary Shares received upon exercise into the Offer.

(2) The options to purchase Ordinary Shares listed above were granted to Mr. Smith on August 4, 1998, March 22, 1999 and February 14, 2003, respectively. As of the date hereof and without giving effect to the Offer, Mr. Smith was fully vested with respect to options to purchase an aggregate of 27,500 Ordinary Shares. In connection with the consummation of the Offer, the Board of Directors of the Company declared the Offer to be unconditional and, as a result, all unvested options to purchase Ordinary Shares outstanding under The Denison International Stock Option Plan, including those unvested options to purchase Ordinary Shares held by Mr. Smith became immediately exercisable and vested. As noted above, on February 12, 2004, Mr. Smith exercised options to purchase an aggregate of 35,000 Ordinary Shares and tendered all such Ordinary Shares received upon exercise into the Offer.